EXHIBIT 3.3

(ON DICKINSON WRIGHT PLLC LETTERHEAD)


JUNE 1, 2001


Nuveen Investments
333 W. Wacker Drive
Chicago, Illinois 60606

The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004-2413


Re:  Nuveen Tax-Free Unit Trust, Series 1239
    Michigan Insured Trust 93


Gentlemen:


We have acted as special Michigan counsel to the captioned Trust (the "Michigan Trust") of Nuveen Tax-Free Unit Trust - Series 1239 (the "Fund") concerning a Registration Statement (No. 333-61700) on Form S-6 under the Securities Act of 1933, as amended, covering the issuance by the Michigan Trust of Units of fractional undivided interest in the Michigan Trust (the "Units").



The Michigan Trust has been organized under a Trust Indenture and Agreement dated as of June 1, 2001, between Nuveen Investments, as Depositor ("Nuveen"), and The Chase Manhattan Bank, as Trustee ("Trustee"). The Fund will contain several trusts, including the Michigan Trust, which will issue the Units. The Units of the Michigan Trust will be purchased by various investors (the "Unitholders"). Each Unit of a Michigan Trust represents a fractional undivided interest in a Michigan Trust. The Michigan Trust and the other trusts each will be administered as a distinct entity with separate certificates, investments, expenses, books and records.



The assets of a Michigan Trust will consist of interest bearing obligations issued by or on behalf of the State of Michigan, and counties, municipalities, authorities and political subdivisions thereof, and, in limited instances, bonds issued by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States (the "Bonds"). Distributions of the interest received by a Michigan Trust will generally be made semi-annually unless the Unitholder elects otherwise. We have been advised by Nuveen that in the opinion of bond counsel to each issuer, the interest on all Bonds in a Michigan Trust is exempt from federal income tax under existing law.


Chapman and Cutler, counsel for the Fund, has advised us that for federal income tax purposes a Michigan Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended. Each Unitholder will be considered the owner of a pro rata portion of the Unitholder's repective Michigan Trust and will be subject to tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended. A Michigan Trust itself will not be subject to federal income taxes. For federal income tax purposes, each item of income from a Michigan Trust will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Michigan Trust consists of interest excludable from gross income under Section 103 of the Internal Revenue Code of 1986, as amended, such income will be excludable from federal gross income of the Unitholder.

Based upon the above information which, with Nuveen's consent, we have relied upon, it is our opinion that for Michigan state and local tax purposes, a Michigan Trust will be recognized as a trust not taxable as a corporation.

We are further of the opinion that under existing law:


Under the Michigan income tax act, the Michigan single business tax act, the Michigan city income tax act (which authorizes the only income tax ordinance which may be adopted by cities in Michigan), and under the law which authorizes a "first class" school district to levy an excise tax upon income, the Michigan Trust will not be subject to tax. The income of a Michigan Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by their respective Michigan Trust.

Interest on the Bonds in a Michigan Trust which is exempt from Federal income tax is exempt from Michigan state and local income taxes and from the Michigan single business tax. Further, any amounts paid under any insurance representing maturing interest on defaulted obligations held by the Trustee will be excludable from Michigan state and local income taxes and from the Michigan single business tax if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer.


For purposes of the foregoing Michigan tax laws (corporations and financial institutions are not subject to the Michigan income tax), each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Unitholder's respective Michigan Trust, and each Unitholder will have a taxable event when the Unitholder's respective Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Due to the requirement that tax cost be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The tax cost of each Unit to a Unitholder will be allocated for purposes of these Michigan tax laws in the same manner as the cost is allocated for Federal income tax purposes.

If a Unitholder is subject to the Michigan single business tax (i.e. is engaged in a "business activity" as defined in the Michigan single business tax act) and has a taxable event for Federal income tax purposes when a Michigan Trust sells or exchanges Bonds or the Unitholder sells or exchanges Units, such event may impact on the adjusted tax base upon which the single business tax is computed. Any capital gain or loss realized from such taxable event which was included in the computation of the Unitholder's Federal taxable income, plus the portion, if any, of such capital gain excluded in such computation and minus the portion, if any, of such capital loss not deducted in such computation for the year the loss occurred, will be included in the adjusted tax base. The adjusted tax base of any person other than a corporation is affected by any gain or loss realized from the taxable event only to the extent that the resulting Federal taxable income is derived from "business activity".


We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-61700) relating to the Units and to the reference to our Firm as special Michigan counsel in the Registration Statement and in the related Prospectus.


Very truly yours,

DICKINSON WRIGHT PLLC